UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LiveWire Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-41511	87-4730333
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3700 West Juneau Avenue Milwaukee, Wisconsin	53208
(Address of principal executive offices)	(Zip code)

Allen Gerrard (650) 447-8424

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

LiveWire Group, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at https://investor.livewire.com/overview/default.aspx. The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD. Among other things, the Conflict Minerals Report includes a discussion of the company’s reasonable country of origin inquiry designed to provide a reasonable basis for us to determine the geographic source of tin, tantalum, tungsten and gold in our products.

Item 1.02. Exhibit

A copy of the Company’s 2025 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure Report

Not applicable.

Section 3 - Exhibits

Item 3.01.	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LiveWire Group, Inc.

Date: May 29, 2026	By:	/s/ Allen Gerrard
Allen Gerrard
General Counsel & Board Secretary